Ad-Hoc Notice
Settlement with plaintiff shareholders
On March 6, 2006 Celanese AG, with the participation of Celanese Europe Holding GmbH & Co. KG (“CEH”), which holds more than 95% of Celanese AG’s registered share capital, reached a settlement with 11 plaintiff shareholders. The plaintiffs had filed actions with the Regional Court (Landgericht) of Frankfurt am Main for avoidance or nullity, respectively, of (i) the resolution of the shareholders’ meeting of Celanese AG of July 30/31, 2004 to consent to the conclusion of the Domination and Profit and Loss Transfer Agreement (Beherrschungs- und Gewinnabführungsvertrag) with CEH, (ii) the resolution of the shareholders’ meeting of Celanese AG of May 19/20, 2005 to confirm such consent; and (iii) further resolutions passed at the shareholders’ meetings of July 30/31, 2004 and May 19/20, 2005.
The settlement provides for CEH to offer at least EUR 51.00 per no-par-value share of Celanese AG as cash consideration to each shareholder who will cease to be a shareholder of the company in the context of the intended squeeze-out. CEH further agrees to make early payment of the guaranteed annual payment owed pursuant to Section 4 of the Domination and Profit and Loss Transfer Agreement for the financial year 2005/2006, ending on September 30, 2006. Such guaranteed annual payment will be made on the first banking day following the ordinary shareholders’ meeting of Celanese AG for the financial year 2004/2005, which will take place in May 2006. To receive the early compensation payment, the respective minority shareholder must deliver on his own behalf and on behalf of the legal successors to his shares a declaration to the effect that (i) his claim for payment of compensation for the financial year 2005/2006 pursuant to the Domination and Profit and Loss Transfer Agreement is settled by such early payment, and that (ii) in this respect, he indemnifies CEH against compensation claims by any legal successors to his shares.
In view of the above stipulations, the plaintiffs party to the settlement withdrew all actions filed by them in connection with the Domination and Profit and Loss Transfer Agreement as well as other ancillary litigation and recognize the validity of the Domination and Profit and Loss Transfer Agreement.
Celanese AG
Frankfurter StraBe 1 1 1
61476 Kronberg/Ts.
Germany
ISIN: DE0005753008
WKN: 575300
Listed: Amtlicher Markt in Frankfurt (General Standard); Freiverkehr in Berlin-Bremen,
Düsseldorf, Hamburg, München und Stuttgart
In an ad hoc notice dated March 6, 2006, Celanese AG
Kronberg/Taunus, March 6, 2006, 2006
Celanese AG
Management Board